EXHIBIT 99.2

Galloway Capital Partners, LLC

May 13, 2026

WW International, Inc.

18 West 18th Street, 7th Floor

New York, NY 10011

Attn: Eugene I. Davis, Chairman

Dear Mr. Davis:

Galloway Capital Partners, LLC, together with its affiliates (“Galloway”), is the beneficial owner of approximately 8.42% of the outstanding common stock of WW International, Inc. (the “Company” or “WW”).

We believe the Company is materially undervalued relative to both its intrinsic value and its strategic positioning within one of the fastest-growing sectors globally: weight management, metabolic health, and longevity.

WW possesses one of the most recognized and trusted brands in consumer wellness. While the Company was admittedly late entering the GLP-1 ecosystem, it is now firmly positioned within that market and has established a strong clinical platform. We view the recent resignation of the CEO as anticipated following the successful completion of the Company’s recapitalization and restructuring process.

As a result of the restructuring, WW reduced its debt burden from approximately $1.4 billion to roughly $460 million, while retaining more than $220 million of cash on the balance sheet. Despite this substantially improved capital structure, the Company’s equity valuation has declined dramatically. Since the restructuring, the stock price has fallen from approximately $46 per share, representing a market capitalization of roughly $460 million, to a valuation of less than $100 million today.

At current levels, WW is trading at approximately 3.7x EBITDA, a substantial discount to comparable companies within the broader digital health and wellness ecosystem. By comparison, Hims & Hers Health, Inc. (NYSE: HIMS) currently trades at EBITDA multiples in the mid-20x range.

We further believe that the Company’s clinical business alone, which is currently growing in excess of 50% annually and generating attractive margins may be worth multiples of the Company’s entire current enterprise valuation. In addition, WW’s traditional business still maintains approximately 2.7 million members, along with access to several million former members accumulated over decades. This represents an extraordinarily valuable proprietary database and customer acquisition engine in an era increasingly focused on wellness, preventive healthcare, longevity, and personalized medicine.

We believe this member ecosystem provides significant strategic optionality across adjacent verticals, including women’s health, men’s health, metabolic optimization, hormone therapies, peptides, supplements, nutrition, and highly customized, data-driven health initiatives.

The Company is currently conducting a search for a new Chief Executive Officer. We believe WW should attract a world-class leader with a proven background in consumer health, digital wellness, subscription-based healthcare, and brand transformation, given the Company’s iconic brand recognition and substantial untapped potential.

We look forward to engaging constructively with the Board of Directors and management team to help unlock shareholder value. In our view, WW’s current valuation fails to reflect the strength of its brand, the strategic value of its member ecosystem, the growth trajectory of its clinical platform, or the significant opportunities ahead. We believe the Company is worth a multiple of its current trading value.

I am available to speak and can be reached directly at (917) 405-4591 or my email at: bgalloway@gallowaycap.com.

Very truly yours,

Bruce Galloway

Chief Investment Officer